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                                                                    EXHIBIT 99.1
                          [GENUINE PARTS COMPANY LOGO]

FOR IMMEDIATE RELEASE

Contact: Jerry W. Nix, Senior Vice President - Finance
         George W. Kalafut, Executive Vice President - Finance & Administration
         (770) 953-1700


                              GENUINE PARTS COMPANY
                             ANNOUNCES TENDER OFFER
                            FOR SHARES OF UAP INC. -
                  CANADA'S LEADING AUTOMOTIVE PARTS DISTRIBUTOR


Atlanta, Georgia, October 30, 1998 - Genuine Parts Company (NYSE: GPC). Larry Prince, Chairman of the Board of Directors of Genuine Parts Company, announced today that Genuine Parts intends to make a tender offer for all the outstanding Class A Restricted Voting Shares and all the Class B Shares of UAP Inc. ("UAP") (ticker symbol UAP.A; Montreal and Toronto stock exchanges) for an all cash consideration of CA$28.50 (US$18.60) per share. The Offer will be subject to customary conditions, including regulatory approvals, and the condition that not less than 66 2/3% of the outstanding shares of UAP on a fully diluted basis, other than the shares already held by Genuine Parts, shall be tendered under the Offer.

Genuine Parts has entered into a lock-up agreement with a number of the members of the Prefontaine family representing control of UAP, pursuant to which these shareholders have irrevocably agreed to tender their 305,278 Class A Restricted Voting shares and 2,526,498 Class B shares, representing approximately 19% of all outstanding shares, within five (5) business days of the launching of the Offer. Genuine Parts further announced that UAP has waived its contractual standstill rights against Genuine Parts which will allow Genuine Parts to make the Offer.

Genuine Parts has had an equity interest in UAP since 1989, and currently owns approximately 20% of UAP. The approximate value of the transaction involving the remaining 80% of the stock of UAP is CA$356 million (US$225 million). The transaction is expected to be completed by the end of the year. In addition, Genuine Parts and UAP have developed a close business relationship over the years, including in the conduct of UAP's and Genuine Parts' automotive parts business in the Western Part of Canada and certain of Genuine Parts' and UAP's industrial parts business through the Motion (Canada) joint venture.


                                    (Cont.)
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UAP, founded in 1926, is a Canadian leader in the distribution, marketing and rebuilding of replacement parts and accessories for automobiles, trucks and industrial machinery. UAP has the largest network in this sector in Canada, with annual sales of nearly CA$800 million (US$555 million) and employs approximately 5,300 people.

Mr. Prince stated, "We are pleased to announce our agreement with members of the Prefontaine family and the tender offer for UAP shares. Our Company has had a long and successful relationship with UAP through our automotive and industrial parts joint ventures. The investment in UAP has been a good one for Genuine Parts and the strategic and economic rationale for increasing our investment is sound. UAP has a strong management team and outstanding personnel. We feel this acquisition will enable Genuine Parts Company to further develop its automotive and industrial parts distribution business in Canada. We will be able to capitalize on UAP's heavy duty expertise and product lines, have new sales opportunities for Rayloc and Balkamp, benefit from joint systems development and other integration possibilities with UAP's hydraulic division and Motion Canada. Following the consummation of the tender offer, UAP will continue to operate as a subsidiary of Genuine Parts Company."

Genuine Parts Company, headquartered in Atlanta, Georgia, is engaged in the distribution of automotive replacement parts from 62 NAPA Distribution Centers serving approximately 5,600 NAPA Auto Parts Stores in the United States, in Canada through its joint venture, NAPA/UAP, and in Mexico through its joint venture, Grupo Auto Todo. Genuine Parts also distributes industrial replacement parts in the U.S. and Canada through its Motion Industries subsidiary and office supply products nationwide through its office products subsidiary, S. P. Richards Company. EIS, Inc. distributes electrical and electronic components from 56 stocking facilities located throughout the United States.

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